Mail Stop 3561

July 16, 2009

Mr. Edward E. Cohen
Chairman, Chief Executive Officer and President
Atlas America, Inc.
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

> **Re: Atlas America, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 18, 2009**
> **File No. 333-160059**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure throughout your prospectus that the Atlas Energy special meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable to the chairman of the board of directors. Refer to Rule 14a-4. Please revise this disclosure. The proxy card should have an additional voting box so that unit holders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Summary, page 1

The Atlas Energy Special Meeting, page 9

2. We note your indication that Atlas America and Atlas Energy Management have agreed to vote all of their Atlas Energy common units and Class A units for the merger. We further note that you have disclosed on page 6 that certain Atlas America officers and directors hold approximately 2.4% of the outstanding Atlas Energy common units. Please revise to state, if true, that you expect Atlas America officers and directors that hold Atlas Energy units will vote their shares in favor of the Atlas Energy proposals. Here and elsewhere where you discuss the votes necessary for approval of the proposals, please also disclose the aggregate amount (by number and percentage) of units that are expected to vote in favor of the Atlas Energy proposals and indicate the additional amount (by number and percentage) required in order for the vote to be assured.

Atlas Energy Proposal / Atlas America Proposal 1: The Merger, page 66

Background of the Merger, page 66

3. We note that you state on page 70 that Atlas America would not be interested in selling its interests or in the conversion of Atlas Energy into a separate publicly traded corporation. Please revise to explain why.

4. You state on page 71 that "elimination of the cash distributions was prudent from a business standpoint and in the best interest of Atlas Energy." Please elaborate upon what consideration was given to maintaining the status quo but eliminating the cash distributions and why this alternative was not pursued.

5. On page 73, please revise to state why Atlas America would not accept any of the provisions discussed in the second full paragraph, including a standard of approval by the Atlas Energy unitholders other than the simply majority class vote.

6. In the second full paragraph on page 74, please revise to state, as you do when you discuss the previous exchange ratios that were under consideration, the percentage the public unitholders and current stockholders of Atlas America would own in Atlas Energy on a pro forma basis and the discount or premium this amount represents to the closing price of Atlas Energy's common units. We note that the first full paragraph on page 74 states that Atlas America would be willing to proceed with a transaction at an exchange ratio "based on the ratio of closing prices of Atlas America common stock and Atlas Energy common units on April 24, 2009," however, you do not state by what measurement you are comparing the two securities as of that date.

7. Please explain why Atlas America would not agree to a ratio higher than 1.16 shares.

Atlas America's Reasons for the Merger; Recommendation of the Atlas America Board of Directors, page 76

Atlas Energy's Reasons for the Merger; Recommendation of the Atlas Energy Special Committee and the Atlas Energy Board of Directors, page 79

8. Please expand your disclosure regarding the reasons for the transaction and the decision of the Atlas America board of directors and the Atlas Energy special committee and board of directors to recommend the transaction to their stockholders and unitholders, respectively. In particular, please explain the boards' conclusions as to the advisability of the transaction in light of the following factors:

   - the various legal actions that were filed against Atlas America, Atlas Energy, and Mr. Cohen following announcement of the merger agreement;
   - the conflicts of interest resulting from Atlas America's current 47.3% ownership of the outstanding common units of Atlas Energy and from Atlas America's ownership of Atlas Energy Management, the entity that manages Atlas Energy; and
   - the fact that the exchange ratio does not provide the Atlas Energy unitholders with a substantial premium to the market price of Atlas Energy common units.

9. Please also expand your disclosure contained in the bullets to quantify the amount that will be saved by virtue of eliminating Atlas Energy's cash distributions, the amount of outstanding debt that will be reduced and the funds necessary for you to accelerate your drilling of the Marcellus Share so that readers can appreciate the reasons why you considered this transaction in the first place.

Opinion of Atlas America's Financial Advisor, page 83 and Financial Advisor to the Atlas Energy Special Committee, page 87

10. We note that in formulating their fairness opinions JPMorgan and UBS relied upon certain internal financial information prepared by your and Atlas Energy's management, as applicable. Please revise your filing to include a summary of any non-public information, such as the financial forecasts and analysis, used by JPMorgan and UBS in formulating their fairness opinions.

11. Quantify the fee paid for the fairness opinion and how much of the fee for each fairness opinion is contingent upon the closing of the transaction.

Litigation Relating to the Merger, page 97

12. Please revise to briefly explain the allegations relating to breach of the Atlas Energy operating agreement.

The Merger Agreement, page 99

13. Under this heading you disclose that the "representations, warranties and covenants contained in the merger agreement and described in this joint proxy statement/prospectus were made solely for the benefit of the other parties to the merger agreement" and "may be intended not as statements of fact, but rather for the purposes of allocating contractual risk between the parties to the merger agreement." Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws. In addition, you state that the representations and warranties alone "may not describe the actual state of affairs as of the date they were made or at any other time" and should not be relied upon by investors "as characterizations of the actual state of facts or condition of Atlas America, Atlas Energy or any of their respective subsidiaries or affiliates." Please be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please confirm your understanding in this regard.

Where You Can Find More Information, page 251

14. Please revise the filing date of Atlas Energy's Current Report on Form 8-K that is incorporated by reference into the filing to correctly reflect its filing date of February 9, 2009, as opposed to February 2, 2009. Please also ensure that you update this section to include any recent periodic or current reports that have been filed.

Annex B

15. Please request that J.P. Morgan Securities Inc. revise its fairness opinion to indicate that it consents to your reference to and discussion of the opinion in the filing, or advise us as to whether you have obtained J.P. Morgan Securities Inc.'s prior written approval to do so. While the opinion currently indicates that it may be reproduced in full in the filing, it states that it may not be "referred to…for any purpose whatsoever except with [their] prior written approval."

Item 22. Undertakings, page II-3

  16. From the description of the offering contained in the filing, it appears that you are
      offering the securities on a delayed or continuous basis. Please revise your
      registration statement to include the undertaking required by Item 512(a) or
      advise us as to why this revision is unnecessary.

          As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

          We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their responsibilities under the Securities Act of 1933 as they relate to the

proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Hammond, Atlas Energy Resources, LLC
        Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz